June 21, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (925) 955-0800

Mr. Shmuel Shneibalg
President
Knowledge Transfer Systems, Inc.
5509 11th Avenue
Brooklyn,  NY  11219

Re:	Knowledge Transfer Systems, Inc.
      Form 10-KSB for the year ended December 31, 2004
      Filed April 13, 2005
      Form 10-QSB for the quarter ended March 31, 2005
      Filed May 24, 2005
      File No. 000-28417

Dear Mr. Shneibalg:

      We have reviewed your June 16, 2005 response letter and have the following additional comments.

1. We read your response to comment 1. Quoted market prices, if available, is the best evidence of fair value and should be used as the basis for measuring the fair value of your common stock. This includes quoted market prices in a dealer market such as the over-the-counter market. Based on the information provided in your response to comment 1 of our comment letters dated May 3, 2005 and May 25, 2005, you do not appear to have a reasonable basis to determine that the fair value of consideration received is more reliably measurable than the fair value of stock issued. Accordingly, please revise your financial statements to reflect the fair value of your common stock or tell us how your accounting is in accordance with SFAS 123 and EITF 96-18.

2. We refer you to your disclosure in Note 5 - Notes Payable on page
9 of your Form 10-QSB filed on May 24, 2005. We note that your promissory note carries a conversion option to convert the principal balance of $600,000 at the rate of $0.075 per share. Since the conversion terms appear to result in a positive intrinsic value when compared to the market price of your common stock, please advise us how you will account for this beneficial conversion feature in accordance with EITF 00-27. Refer also to footnote 3 of EITF 98-5.


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3403, or me, at
(202) 551-3431, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. Shmuel Shneibalg
Knowledge Transfer Systems, Inc.
June 21, 2005
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